15046032

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69166

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CLSA AMERICAS, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1301 Avenue of the Americas 15th Floor
(No. and Street)

New York (City) New York (State) 10019 (Zip Code)

JOHN STAFFIERO
Notary Public - State of New York
NO. 01ST6294828
Qualified in Westchester County
My Commission Expires Dec 23, 2017

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
William C. Holub (212) 549-5062
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

300 Madison Avenue (Address) New York (City) New York (State) 10017 (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 2 2015
REGISTRATIONS BRANCH
04

CHECK ONE:

X Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

We, Richard Gould III and William C. Holub, swear (or affirm) that, to the best of our knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CLSA Americas, LLC, as of December 31, 2014, are true and correct. We further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

JOHN STAFFIERO
Notary Public - State of New York
NO. 01ST6294878
Qualified in Westchester County
My Commission Expires Dec 23, 2017

Signature
Chief Executive Officer

John Staffiero

Signature
Chief Financial Officer

JOHN STAFFIERO
Notary Public - State of New York
NO. 01ST6294878
Qualified in Westchester County
My Commission Expires Dec 23, 2017

This report ** contains (check all applicable boxes):

(x) Facing Page.
(x) Statement of Financial Condition.
( ) Statement of Income (Loss).
( ) Statement of Cash Flows.
( ) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
( ) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
( ) Computation of Net Capital.
( ) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
( ) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
( ) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
( ) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
(x) An Oath or Affirmation.
( ) A copy of the SIPC Supplemental Report.
( ) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CLSA Americas, LLC

(a wholly-owned subsidiary of CLSA BV)

Statement of Financial Condition
Pursuant to the Securities Exchange Act of 1934, Rule 17a-5
December 31, 2014
(With Independent Auditor's Report Thereon)

CLSA AMERICAS, LLC
(a wholly-owned subsidiary of CLSA BV)

December 31, 2014

Table of Contents

Report of Independent Registered Public Accounting Firm

To Board of Managers of CLSA Americas LLC:

In our opinion, the accompanying Statement of Financial Condition presents fairly, in all material respects, the financial position of CLSA Americas LLC at December 31, 2014 in conformity with accounting principles generally accepted in the United States of America. The Statement of Financial Condition is the responsibility of the Company's management. Our responsibility is to express an opinion on the Statement of Financial Condition based on our audit. We conducted our audit of this statement in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the Statement of Financial Condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the Statement of Financial Condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall Statement of Financial Condition presentation. We believe that our audit of the Statement of Financial Condition provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 27, 2015

PricewaterhouseCoopers LLP, PricewaterhouseCoopers Center, 300 Madison Avenue, New York, NY 10017
T: (646) 471 3000, F: (813) 286 6000, www.pwc.com/us

CLSA AMERICAS, LLC
(a wholly-owned subsidiary of CLSA BV)

Statement of Financial Condition

December 31, 2014

(US dollars in thousands)

ASSETS

Cash and cash equivalents	$	75,911
Cash and securities segregated under Federal and other regulations		3,763
Receivables:		
Clearing firm		3,948
Brokers and dealers		16
Customers		2,294
Affiliates		5,055
Securities owned, at fair value		4,827
Other assets		7,391
Total assets	**$**	**103,205**

LIABILITIES AND MEMBER'S EQUITY

Payables:		
Brokers and dealers	$	2,146
Customers		16
Due to affiliates		217
Accrued compensation and benefits		24,139
Accrued expenses and other liabilities		8,773
Total liabilities		**35,291**
Commitments and contingencies		
Member's equity		67,914
Total liabilities and member's equity	**$**	**103,205**

The accompanying notes are an integral part of the Statement of Financial Condition.

(1) Business Description and Organization

CLSA Americas, LLC (the "Company") is a wholly-owned subsidiary of CLSA BV ("CLSA" or the "Parent"), which is indirectly wholly-owned by CITIC Securities Co., Ltd. ("CITICS"), the holding company for an international group of related financial services companies. The Company is a single member Limited Liability Company ("LLC") with the Parent, a Netherlands corporation, as the sole member. The Company is a regulated member of The New York Stock Exchange ("NYSE"), the Financial Industry Regulatory Authority, Inc. ("FINRA"), and other market centers and self-regulatory organizations. The Company provides brokerage and equity research services to institutional investors. In addition, the Company is the U.S. representative broker for CLSA and certain of its subsidiaries, as well as Credit Agricole Securities (Taiwan) Co. Ltd. in compliance with the U.S. Securities Exchange Act of 1934, as amended ("Exchange Act"), Rule 15a-6 (providing "15a-6 services").

In July 2014, the Parent increased its Members' Equity in the Company with a $25,000 contribution.

The Company registered during 2014 as an introducing broker with the National Futures Association ("NFA") and was approved effective November 25, 2014.

(2) Significant Accounting Policies

(a) Basis of Presentation

The Statement of Financial Condition has been prepared in accordance with accounting principles generally accepted in the United States of America.

(b) Use of Estimates

The preparation of the Statement of Financial Condition requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the Statement of Financial Condition. Actual results could differ from those estimates.

(c) Cash and Cash Equivalents

Cash and cash equivalents include cash on hand, and overnight demand deposits that are primarily maintained at one major global bank. Given this concentration, the Company is exposed to certain credit risk. Due to the short-term nature of these instruments, the recorded value has been determined to approximate fair value.

(d) Bank overdrafts

Bank overdrafts represent outstanding checks for payments made on behalf of or to clients that have not yet been processed by the bank. As these checks are cleared through the bank the Company reduces the bank overdraft liability as well as reduces the cash and cash equivalent balance. The balance in this liability account does not represent insufficient funds.

(e) Loss Contingencies

With respect to all significant matters, the Company considers the likelihood of a negative outcome. If the Company determines the likelihood of a negative outcome is probable, and the amount of the loss can be reasonably estimated, the Company records an estimated loss for the expected outcome of the matter. If the likelihood of a negative outcome is at least reasonably possible, and no accrual for an estimated loss has been made or an exposure to loss exists in excess of the amount accrued, the Company discloses that fact together with the estimate of the possible loss or range of loss, or a statement that such an estimate cannot be made.

(f) Income Taxes

The Company has elected to be treated as a corporation for US Tax purposes.

Deferred income taxes are recorded for the effects of temporary differences between the reported amounts in the financial statements and the tax basis of assets and liabilities that will result in taxable or deductible amounts in the future based on tax laws and rates applicable to the periods in which the differences are expected to reverse. The Company assesses its ability to realize deferred tax assets primarily based on the Company's future earnings potential and the reversal of taxable temporary differences when recognizing deferred assets. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

The Company follows accounting principles related to the accounting for uncertainty in income taxes. In this regard, the Company is required to determine whether a tax position is more likely than not to be sustained upon examination, including resolution of any related appeals or litigation process, based on the technical merits of the position. The tax expense to be recognized is measured as the amount of expense that is greater than fifty percent likely of being realized upon ultimate settlement, which could result in the Company recording a tax liability.

(g) Securities Owned, at fair value

Investments include a United States Treasury Note and US equity securities which are classified as trading. Trading investments are stated at fair value with unrealized gains and losses reported in net income. Realized gains and losses on the sale of investments are included in income in the current period.

See *Note 6*, Fair Value, for a description of how the Company measures the fair value of investments.

(h) Employee Benefit Plan

The Company's contributions to the defined contribution plan are predetermined by the terms of the plan, which outline the amount to be contributed for each employee for each year.

(US dollars in thousands unless otherwise noted)

(i) ***Deferred Compensation***

The Company amortizes deferred compensation on a straight-line method over the life of the award. Amounts are adjusted annually based upon the change in the underlying value of the deferred bonus units. See *Note 12*, Deferred Compensation, for additional detail.

(j) ***Receivables from/Payables to Brokers and Dealers***

Receivables from brokers and dealers include securities failed-to-deliver. Payables to brokers and dealers include securities failed-to-receive.

(k) ***Receivables from/Payables to Customers***

Receivables from customers include securities failed-to-deliver and receivables for research services invoices issued. Payables to customers include securities failed-to-receive.

(l) ***Receivables from Clearing Firm***

Securities transactions are cleared through the Company's clearing firm on a fully-disclosed basis. Receivable from clearing firm includes commissions earned on these transactions less costs charged by the clearing firm to settle these transactions. Receivable from clearing firm also includes cash in the Company's proprietary accounts at the clearing firm.

(3) Cash and securities segregated under Federal and other regulations

As of December 31, 2014, $2,100 of cash was segregated in a special reserve bank custody account for the exclusive benefit of customers under Rule 15c3-3 of the Exchange Act.

As of December 31, 2014, $1,663 of cash was segregated in a separate non-interest bearing bank account in support of a Letter of Credit issued by the Company's Bank in the name of Credit Agricole Corporate and Investment Bank ("CA-CIB"), a former affiliate, in support of the sub-lease agreement executed between the Company and CA-CIB.

(4) Receivables from and Payables to Brokers and Dealers

Amounts receivable from and payable to brokers and dealers as of December 31, 2014, consist of the following:

	Receivables	Payables
Receivables/payables on unsettled trades	-	-
Securities failed-to-deliver/receive	16	2,146
	$ 16	$ 2,146

(US dollars in thousands unless otherwise noted)

(5) Securities owned, at fair value

The following is a summary of the cost and fair value of trading investments held as of December 31, 2014:

	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Trading:				
United States Treasury Note	$ 4,825	1	-	4,826
Equity investments	1	-	-	1
	$ 4,826	1	-	4,827

As of December 31, 2014, a United States Treasury Note of $4,826 (cost of $4,825) was held in the Company's investment account and is pledged as collateral with its clearing firm.

(6) Fair Value

ASC 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measure date. Various valuation inputs are used to determine the fair value of assets or liabilities. Such inputs are defined broadly as follows:

- Level 1 – Quoted prices in active markets for identical assets or liabilities as of the reported date.
- Level 2 – Quoted prices in markets that are not active or other pricing inputs that are either directly or indirectly observable as of the reported date.
- Level 3 – Prices or valuation techniques that are both significant to the fair value measurement and unobservable as of the reported date. These financial instruments do not have two-way markets and are measured using management's best estimate of fair value, where the inputs into the determination of fair value require significant management judgment or estimation.

ASU 2010-6 "Improving Disclosures about Fair Value Measurements" ("ASU 2010-6") requires the following disclosures: significant transfers in and out of Levels 1 and 2 and the reasons that such transfers were made; and additional disclosures in the reconciliation of Level 3 activity including information on gross basis for purchases, sales, issuances and settlements. The Company's policy is to recognize transfers between levels at year-end. For the year ended December 31, 2014, the Company did not have any such transfers.

The table below presents the carrying value of the Company's financial instruments at fair value. The table excludes the values of non-financial assets and liabilities.

	Level 1	Level 2	Level 3	Total
U.S. Treasury Note	$	4,826		4,826
Equity securities[(1)]	1			1
Total assets measured at fair value	**$ 1**	**4,826**		**4,827**

[(1)] Primarily long positions in corporate equities held for corporate access purposes.

(US dollars in thousands unless otherwise noted)

Following is a description of the fair value methodologies used for instruments measured at fair value, as well as the general classification of such instruments pursuant to the valuation hierarchy:

- U.S. Treasury note: The Company holds a United States Treasury note, which is deposited with the Company's clearing firm. It is valued based on quoted yields in secondary markets and is included in Level 2 of the valuation hierarchy.
- Equity securities: The Company holds equity securities, which consist principally of long positions in corporate equities with quoted prices in active markets and are included in Level 1 of the valuation hierarchy.

Estimated Fair Value of Financial Instruments Not Measured at Fair Value

The Company estimates that the fair value of its remaining financial instruments as recognized on the Statement of Financial Condition approximates their carrying value because they have limited counterparty credit risk and are short-term replaceable on demand or bear interest at market rates.

	Fair Value			Carrying
	Level 1	**Level 2**	**Level 3**	**Value**
Cash and cash equivalents	$ 75,911			75,911
Cash and securities segregated	3,763			3,763
Receivables-Clearing Firm		3,948		3,948
Receivables-Brokers and dealers		16		16
Receivables-Customers		2,294		2,294
Receivables-Affiliates		5,055		5,055
Total assets	**$ 79,674**	**11,313**		**90,987**

	Fair Value			Carrying
	Level 1	**Level 2**	**Level 3**	**Value**
Payables-Brokers and dealers		2,146		2,146
Payables-Customers		16		16
Payables-Affiliates		217		217
Total liabilities	**$**	**2,379**		**2,379**

(7) Income Taxes

The Company is a Limited Liability Company which has elected to be subject to federal and state corporate income taxes.

(US dollars in thousands unless otherwise noted)

Deferred income taxes reflect the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Deferred tax assets are associated with bonuses that are not currently deductible for tax purposes, net operating loss carryforward and deferred rent, partially offset by deferred tax liabilities arising primarily from purchase of assets for less than tax basis (bargain purchase). The tax effect of significant items comprising the net deferred tax asset is as follows:

Deferred tax asset:

Differences between book and tax basis:

Compensation	$ 9,988
Deferred rent	702
Unrealized gains/losses	(9)
Net operating loss carryforward	3,015
Valuation Allowance	(13,696)
Net deferred tax asset	$ -

Management has established a full valuation allowance of $13,696 against the deferred tax asset as it is more likely than not to be unrealizable.

The Company is subject to taxation in the United States and various state and local jurisdictions. As of December 31, 2014, the Company's tax returns for 2013 are subject to examination by the tax authorities. The Company is not currently under examination. As of December 31, 2014, the Company has no amount of unrecognized tax benefits.

As of December 31, 2014 the Company has Federal, State and Local net operating loss carryforwards of $6,500 which generally expire in 2034.

(8) Related Party Transactions

Expenses are allocated to the Company by CLSA Limited ("Limited"), CLSA Singapore Pte Ltd ("CLSS"), SetClear Pte. Ltd., ("SetClear") and CLSA (UK) Ltd. ("UK") in accordance with Service Level Agreements ("SLA"s). In addition, certain expenses of the Company incurred in the normal course of business are paid by Limited and other affiliates.

The Company executes orders for Limited, and CLSA Global Markets Pte. Ltd. ("GM"), on which it earns execution fees. Orders for such affiliates are only in securities listed or traded on markets in North or South America. Receivables from affiliates as of December 31, 2014, included a balance of $149 due from affiliates for these commissions.

The Company has entered into SLAs with Limited and GM under which the Company provides sales and marketing services to US clients. Receivables from affiliates as of December 31, 2014, included a balance of $2,453 due from affiliates for these services.

(US dollars in thousands unless otherwise noted)

The Company recognizes commission income earned from European clients by the UK US sales and marketing desk. The Company is paid such income monthly in arrears by Limited, which collects these funds from their clearing broker. Receivables from affiliates as of December 31, 2014, included a balance of $251 due from affiliates for these services.

The Company has entered into an agreement with SetClear for space associated with IT equipment that is located in the US. Receivables from affiliates as of December 31, 2014, included a balance of $59 due from affiliates for these services.

The Company acts as the collection agent associated with payments for research services from US clients. As such, certain amounts of funds received are payments for research services provided by other CLSA entities. The payable of $1,192 as of December 31, 2014, is netted in receivables from affiliates.

During 2014, the Company established a new cash account with HSBC in Hong Kong ("cash pool account"). This account is a part of the CLSA Group intercompany cash pooling arrangement with HSBC. Under this arrangement, while all funds contributed to the pool remain in the contributing company's cash account, the Parent can draw against such funds. The Company earns a guaranteed interest rate on funds in the cash pool account, which is paid to the Company by HSBC and the Parent. Receivable from affiliates as of December 31, 2014, included a balance of $11.

As of December 31, 2014, the amount in the Company's cash pool account was $9,600, included in "Cash and cash equivalents" on the Statement of Financial Condition. Such amount is considered a nonallowable asset for capital purposes under the Uniform Net Capital Rule 15c3-1 of the Exchange Act.

The Company has a $200,000 uncommitted revolving credit facility (the "Credit Facility") with CLSA Finance Limited, an affiliate, with no established maturity date. The Credit Facility is available for the Company's business purposes. The Company can draw directly under the Credit Facility and management does not currently expect to draw on the Credit Facility.

The Credit Facility includes customary events of default (with customary grace periods, as applicable), including provisions under which, upon the occurrence of an event of default, all outstanding loans accelerated and/or lender's commitments may be terminated. Also, under such provisions, upon the occurrence of certain insolvency- or bankruptcy-related events of default, all amounts payable under the Credit Facility would automatically become immediately due and payable, and the lender's commitments would automatically terminate.

Amounts under the Credit Facility may be borrowed, repaid and re-borrowed by the Company from time to time. Voluntary prepayments by the Company are permitted at any time without fee. Borrowings under the Credit Facility bear interest at a prevailing market rate to be agreed between the parties from time to time.

(US dollars in thousands unless otherwise noted)

As of December 31, 2014, the Company had no amounts outstanding under the Credit Facility. During the year ended December 31, 2014, the Company did not draw upon the Credit Facility.

(9) Employee Benefit Plans

The Company sponsors a defined contribution plan. The 401(k) savings plan allows participants to make before-tax contributions from 1% to 100% of their compensation, subject to the maximum allowable contribution as established by the Internal Revenue Code. The Company makes matching contributions, which will not exceed more than a total of 6% of the employee's eligible compensation. Participants are immediately vested in their contributions, earnings thereon, and employer match in the plan.

Accrued compensation and benefits contained a liability of $324.

(10) Regulatory Requirements

As a broker-dealer, the Company is subject to the Uniform Net Capital Rule 15c3-1 of the SEC Exchange Act. The Company computes its net capital under the alternative method permitted by the rule, which requires that minimum net capital, as defined, exceed the greater of $250 or two percent of aggregate debit items included in the Customer Reserve Calculation, as defined by Rule 15c3-3 of the Exchange Act. As of December 31, 2014, the Company had net capital of $44,018 which was $43,768 in excess of the minimum net capital requirement of $250. Advances, dividend payments and other equity withdrawals are restricted by the regulations of the SEC, FINRA and other securities agencies. As an introducing broker, regulated by the CFTC, the Company is subject to a minimum capital requirement of two percent of aggregate debit items included in the Customer Reserve Calculation, as defined by Rule 15c3-3 of the Exchange Act. As of December 31, 2014, the CFTC capital requirement was $43.

The Company is required to comply with the Computation for Determination of Reserve Requirements for Broker-Dealers, SEC Rule 15c3-3, for all foreign transactions cleared on a delivery-versus-payment ("DVP") or receipt-versus-payment ("RVP") basis. The Company claims exemption from Rule 15c3-3 under paragraph (k)(2)(ii) for all domestic transactions cleared through another U.S. broker-dealer on a fully disclosed basis.

(11) Risk Management

(a) Customer Activities

In the normal course of business, the Company's brokerage activities involve the execution of various customer securities trades, which may expose the Company to off-balance sheet risk by requiring the Company to purchase or sell securities at prevailing market prices in the event the customer is unable to fulfill its contractual obligations.

The Company's customer securities activities are transacted on a DVP/RVP basis.

In accordance with industry practice, the Company records customer transactions on a trade date basis. The Company is exposed to risk of loss on these transactions in the event of the customer's or broker's inability to meet the terms of their contracts, in which case the Company may have to purchase or sell financial instruments at prevailing market prices. The risks assumed by the Company in connection with these transactions are not currently expected to have a material adverse effect upon the Company's financial condition or results of operations.

(b) Other Counterparties

The Company is engaged in various brokerage activities on behalf of clients. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty of the instrument.

(c) Market Risk

Market risk is defined as the exposure to adverse changes in the market value of a security due to the change in the values of various risk factors. The four standard market risk categories are equity, interest rate, currency and commodity.

The Company does not engage in proprietary trading activities. As such, the Company does not hold overnight positions.

In the course of broking the Company will, from time to time, facilitate institutional customer orders that result in market risk exposures. The Company manages the market risks associated with these activities by completing the transactions in a short period of time in a trading day. In addition, such transactions are monitored through a variety of risk measures and techniques, by establishing intra-day limits and by monitoring exposures and limits on a daily basis.

(12) Deferred Compensation

During 2014, the Parent established share-based compensation plans ("SBCP") for eligible employees for services rendered. Share-based compensation is granted to eligible participants in the form of Deferred Bonus Units ("DBU"s) and accounted for as cash-settled share-based payment arrangements.

As defined in the plan, the valuation of DBUs is driven by the value of the Parent. This value is calculated as a multiple of the Net Asset Value ("NAV") of the consolidated accounts of the Parent, subject to minimum and maximum multiples. DBUs are valued twice per calendar year. The December 31st valuation of the Parent is estimated each December, and the DBU value is adjusted accordingly. Once the December 31st audited consolidated accounts of the Parent are available, the December 31st valuation of the Parent is finalized, and the DBU value is adjusted accordingly. The amount of all SBCP awards and payments are determined based on the latest valuation of the Parent.

The vesting of DBUs is generally conditional upon the eligible employees' continued employment with the Company during the vesting period(s), with accelerated vesting of awards in certain circumstances.

(US dollars in thousands unless otherwise noted)

Included in Accrued Compensation and benefits is $2,480 payable under the SBCP.

	Units	Value
Balance, January 1, 2014	-	-
Granted	1,403,541	4,631
Transfers	13,713	45
Change in Value		35
Forfeited	(110,722)	(365)
Payments	-	-
Balance, December 31, 2014	1,306,532	4,346

(13) Commitments and Contingencies

The Company has entered into various office and data center leases/sub-leases.

As of December 31, 2014, future minimum lease payments due under operating leases are approximately as follows:

Year Ending December 31,	Minimum Lease Payments Due
2015	$ 4,257
2016	3,505
2017	3,480
2018	3,595
2019	3,571
Thereafter	11,309
Total	29,717

(14) Subsequent Events

We evaluated subsequent events through February 27, 2015, the date the financial statements were available to be issued. No subsequent events were identified.

pwc

Report of Independent Registered Public Accounting Firm

To the Board of Managers of CLSA Americas, LLC

We have examined CLSA Americas, LLC's assertions, included in the accompanying CLSA Americas, LLC's Compliance Report, that

(1) the Company's internal control over compliance with the financial responsibility rules (as defined below) was effective during the period June 1, 2014 to December 31, 2014 based on controls necessary to achieve the objectives of the financial responsibility rules,

(2) the Company's internal control over compliance with the financial responsibility rules was effective as of December 31, 2014 based on controls necessary to achieve the objectives of the financial responsibility rules,

(3) the Company was in compliance with 17 C.F.R. §§ 240.15c3-1 (the "net capital rule") and 240.15c3-3(e) (the "reserve requirements rule") as of December 31, 2014, and

(4) the information used to assert that the Company was in compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) was derived from the Company's books and records.

The Company's management is responsible for establishing and maintaining a system of internal control over compliance that has the objective of providing the Company with reasonable assurance that non-compliance with 17 C.F.R. § 240.15c3-1, 17 C.F.R. § 240.15c3-3 (the "customer protection rule"), 17 C.F.R. § 240.17a-13 ("the quarterly securities count rule"), or Rule 2340 of Financial Industry Regulatory Authority (DEA) (the "account statements rule"), which requires account statements to be sent to the customers of the Company (collectively, the "financial responsibility rules") will be prevented or detected on a timely basis. The Company's management is also responsible for compliance with the net capital rule and the reserve requirements rule and that the information used to assert compliance was derived from the books and records. Our responsibility is to express an opinion on the Company's assertions based on our examination.

We conducted our examination in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the examination to obtain reasonable assurance about whether (1) the Company's internal control over compliance with the financial responsibility rules was effective as of December 31, 2014 and during the period June 1, 2014 to December 31, 2014, (2) the Company complied with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) as of December 31, 2014, and (3) the information used to assert compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) as of December 31, 2014 was derived from the Company's books and records. Our examination included testing and evaluating the design and operating effectiveness of internal control over compliance with the financial responsibility rules, testing and evaluating the Company's compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e), determining whether the information used to assert compliance with 240.15c3-1 and 240.15c3-3(e) was derived from the Company's books and records, and performing such other procedures as we considered necessary in the circumstances. We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on CLSA Americas, LLC's compliance with the financial responsibility rules.

Because of its inherent limitations, internal control over compliance may not prevent or detect non compliance with the financial responsibility rules.. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, CLSA Americas, LLC's assertions referred to above are fairly stated, in all material respects.

PricewaterhouseCoopers LLP

February 27, 2015